Exhibit 99.1

Mountain Province Diamonds Results of Seventh Diamond Sale and Exploration Update

Shares Issued and Outstanding: 160,236,833
TSX and NASDAQ: MPVD

TORONTO and NEW YORK, Sept. 18, 2017 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX and NASDAQ: MPVD) today announces the results of its recently completed seventh diamond sale.  A total of 463,000 carats were sold for proceeds totalling US$27.1 million, a 30% increase over the preceding sale proceeds despite there being significantly fewer fancies and specials on offer in this sale.  This was the Company's largest single sale to date in terms of both total value and carats sold, with carat volume reflecting strong production throughput and grade at the mine as well as the opportunity to fast-track just over 85,000 carats of smaller size diamonds into this sale.

The results of the seventh sale, with preceding sale results for comparative context, are summarized as follows:

	2017-Q1	2017-May	2017-Jun	2017-Jul	2017-Sep
	Sales 1-3	Sale 4	Sale 5	Sale 6	Sale 7

Tender Sale Proceeds (USD million)	37.7	12.7	21.1	20.9	27.1
Carats Sold ('000s)	522	148	222	290	463
Value per Carat (USD)[1]	72	86	95	72	59
Normalized Value per Carat (USD)	72	86	75[2]	87[2]	72[2]

[1]	Diamonds sold at individual sale events will not directly reflect run-of-mine production from specific processing periods. The timing of the sale of some goods may be accelerated or deferred for tactical marketing purposes. Realized average value per carat is also impacted by the binary nature of the fancies and specials bidding process within each production split, conducted approximately every five weeks with the Company's joint venture partner, De Beers Canada Inc. The winning party of each fancies and specials bid then markets 100% of those diamonds.
[2]	Normalized to adjust for goods accelerated or deferred, and to include fancies and specials acquired through bid by De Beers Canada Inc.

All lots on offer were sold.  As previously indicated would be the case, the realized value per carat from this sale was averaged down from the fast-tracked inclusion of just over 85,000 carats of smaller sized goods.  As a result of a procedural change by the Government of the Northwest Territories to expedite processing of the Company's smaller sized goods for royalty valuation purposes, the Company is able to bring such diamonds to market sooner than was previously the case.  A portion of such accelerated goods was included in this seventh sale, and the remainder will be included in subsequent sales.  The seventh sale also included significantly fewer fancies and specials than previous sales, further averaging down the realized value per carat as compared to previous sales, as De Beers Canada was the successful bidder for the main component of the fancies and specials associated with this sale assortment.  Adjusting to include the fancies and specials at the value paid by De Beers, and to exclude the fast-tracked smaller sized goods, the value realized per carat in the seventh sale was US$72, generally consistent with the year-to-date adjusted realized sale value of approximately US$75 per carat.

Said Reid Mackie, the Company's Vice President Diamond Marketing, "It is encouraging to see Mountain Province's sales process and customer bidding continue to deliver robust levels of competition.  Attendance and average bids per lot were consistent with previous sales, and this sale saw our highest level of lots won by return customers.  This demonstrates that, in spite of current trading conditions being somewhat challenging, our diamonds are becoming well established in the market and their positive manufacturing results continue to engender customer support."

To more meaningfully relate prices realized at sale events to production results, the Company provides the following table:

Production Period[3]	Inception to End of Year 2016	Q1 2017	Apr 2017	May 2017	June 2017	July 2017	Aug 2017	YTD Total 2017

Sale in Which Goods Were Primarily Sold	1 & 2	3 to 5	6	7	n/a2	n/a2	n/a2
Tonnes Processed (100%) ('000s)	515	492	201	276	289	314	269	1,841
Recovered Grade (carats per tonne)	1.64	1.76	2.27	2.09	1.99	2.13	2.32	2.05
Carats Recovered (100%) ('000s)	847	867	457	579	578	669	622	3,772
Carats Recovered (49% share) ('000s)	422	425	224	284	283	328	305	1,848
Attributed Value per Tonne in CAD[1]	143	188	225	172	n/a2	n/a2	n/a2

[1]	Attributed Value per Tonne has been determined based on realized sale results, with any accelerated or deferred goods adjusted to their period of production, reflecting only the Company's 49% share of all diamonds including fancies and specials.
[2]	Not applicable as goods from this production period have not yet been sold.
[3]	Total figures may differ slightly from the sum of monthly figures due to the effects of rounding.

At the Gahcho Kué mine site, the joint venture partners have approved a fall exploration program focused on an area between the 5034 and Hearne pipes referred to as the Southwest Corridor, with a total budget of $2.3 million.  With much of it already scheduled under the mine plan to be mined as waste rock, in the course of stripping activity this area has been recognized as containing diamondiferous kimberlite that is not included in the project resource statements.  Geophysical survey work has already commenced under the program, with follow-up drill work scheduled for later this year.  Said David Whittle, the Company's Interim President and Chief Executive Officer, "With the mining of the Southwest Corridor already costed into the project as waste removal, the ability to convert any such tonnage into feed for the plant is a clear opportunity given the small incremental cost per tonne for processing.  We look forward to the results of this exploration program."

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  Gahcho Kué is the world's largest new diamond mine and projected to produce an average of 4.5 million carats a year over a 12 year mine life.

The Gahcho Kué Diamond Mine consists of a cluster of four diamondiferous kimberlites, three of which are being developed and mined under the current mine plan.

Qualified Person

This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements

Cautionary Statement:  This news release contains forward-looking statements under applicable Canadian and US securities regulations and legislation in which Mountain Province discusses its potential future performance.  Forward-looking statements are all statements other than statements of historical facts, such as projections or expectations relating to ore grades and processing rates, production and sales volumes, cash costs, operating cash flows, capital expenditures, debt management initiatives, exploration efforts and results, development and production activities and costs, liquidity, tax rates, the impact of diamond price changes, reserve estimates, and future dividend payments.  The words "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and any similar expressions are intended to identify those assertions as forward-looking statements.  Under its current project finance facility Mountain Province is not permitted to pay dividends on common stock unless and until obligations under the facility have been satisfied.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to restrictions under the Company's project finance facility, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

Mountain Province cautions readers that forward-looking statements are not guarantees of future performance and actual results may differ materially from those anticipated, projected or assumed in the forward-looking statements.  Important factors that can cause Mountain Province's actual results to differ materially from those anticipated in the forward-looking statements include supply of and demand for, and prices of, diamonds, mine commissioning, mining sequencing, production rates, cash flow, industry risks, regulatory changes, political risks, labor relations, weather- and climate-related risks, environmental risks and other risk factors.

Investors are cautioned that many of the assumptions upon which Mountain Province's forward-looking statements are based are likely to change after the forward-looking statements are made, including for example diamond prices, which Mountain Province cannot control, and production volumes and costs, some aspects of which Mountain Province may not be able to control.  Further, Mountain Province may make changes to its business plans that could affect its results.  Mountain Province disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/September2017/18/c7650.html

%CIK: 0001004530

For further information: PLEASE CONTACT: Mountain Province Diamonds Inc., David Whittle, Interim President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario, M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 03:30e 18-SEP-17